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Exhibit 99.1
INDEPENDENT ACCOUNTANTS' REPORT
Board of Directors of First Security Bank of Utah, N.A and of First Security Bank of Idaho, N.A.:

We have examined management's assertion, included in the accompanying representation letter dated February 28, 1996 about the compliance of First Security Bank of Idaho, N.A. and First Security Bank of Utah, N.A. (jointly the "Company") with the minimum servicing standards identified in the Mortgage Bankers Association of America Uniform Single Attestation Program for Mortgage Bankers ("USAP"), to the extent such procedures were applicable, as of December 31, 1995 and for the period July 31, 1995 (date of formation) through December 31, 1995, as it relates to its responsibilities as servicer for the First Security Auto Grantor Trust 1995-A. As discussed in that representation letter, management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards as of December 31, 1995 and for the period July 31, 1995 (date of formation) through December 31, 1995 is fairly stated, in all material respects.




DELOITTE & TOUCHE LLP

Salt Lake City, Utah
February 28, 1996